Filed by CBOT Holdings, Inc.

Subject Company—CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following communication was made available on the CBOT’s intranet site, MemberNet, on February 17, 2005.

CBOT Members Annual Meeting

Chairman Charles P. Carey

February 17, 2005

I hereby call the 2004 Annual Meeting of the Chicago Board of Trade to order. If there are no objections, the minutes of the last meeting will be approved as written. I would personally like to thank you for taking the time to attend today’s meeting, either in person or via MemberNet.

Last year, the CBOT was in a battle to retain its market share in the U.S. Treasury Complex. 2004 proved to be an exciting time for the CBOT. I have a feeling 2005 is going to continue where 2004 left off.

As you know, I am happy to report that on Monday the CBOT announced that its Registration Statement on Form S-4, which includes a proxy statement and prospectus describing the CBOT’s proposed restructuring transactions, was declared effective by the Securities and Exchange Commission.

This brings the Exchange closer to a membership vote, and, if approved, completion of the restructuring transactions and the demutualization of the CBOT into a for-profit company. The proxy statement and prospectus describing the restructuring transactions are expected to be distributed to the members by the end of this week, and the member vote on the restructuring transactions is scheduled for Thursday, April 14.

I believe that the proposed restructuring transactions will enhance the CBOT’s competitive position, while preserving our ability to provide you and our customers with trading benefits and opportunities. Innovation has always been an integral part of the CBOT’s history, and the Exchange’s restructuring plan is yet another example of this longstanding tradition.

Last year at this time, I talked about the unprecedented competition that the CBOT faced and the initiatives we were undertaking to grow our business and add value to your investment in our great Exchange.

One year later, I am proud to say, that 2004 was the most successful year in CBOT history. We did not make the mistake of underestimating the competition — rather, they underestimated the membership of the CBOT.

I want to thank you, the members, for your ongoing support — without it, the Exchange would not have had the level of success it did last year. I also want to thank our Board of Directors — I commend them for their dedication to serving the CBOT. Further, the CBOT’s management and staff have also worked hard to make this institution what it is today. By every standard of measurement, 2004 was a year of great achievement:

•	For the first time ever, the Exchange traded nearly 600 million contracts, a 32 percent increase above the record set in 2003.

•	Volume in all three of our major complexes — financial, agricultural, and equity — set new all-time highs.

•	Open interest reached a new record during 2004 of 13.5 million contracts, up 41 percent from 2003.

•	Seat prices, another measurement of the Exchange’s success, climbed to their highest level ever — a full seat sold for $1.4 million, up from $330,000 when I took office two years ago.

Additionally, we settled the longstanding Minority Member litigation, which had been a roadblock to moving ahead with our demutualization plan. I know I’ve said this before — the settlement was a true victory for everyone involved. We have finally put the lawsuit behind us and are moving forward with the Exchange’s business plan.

The many Exchange achievements in 2004 that I have just cited were a direct result of the several ambitious initiatives implemented in the last 12 months. As a result, I believe that the CBOT enters 2005 well positioned to maintain its role of leadership and to continue to drive change within the futures industry.

Central to the changes that took place at the CBOT in 2004 was technology. Technology helped the Exchange to launch aggressive initiatives that previously would have been impossible, and technology enhanced the CBOT’s trading environment.

Last year started with the Exchange’s transition to a new electronic trading platform, powered by LIFFE CONNECT®. The migration was seamless, and we immediately received positive feedback from market users about the speed and functionality of the system.

Further, our new platform was the key to creating additional trading opportunities for you and our customers. To begin with, the new system gave the CBOT tremendous flexibility with options trading. Its superior functionality allowed the Exchange to offer the first transparent, global marketplace in U.S. Treasury options 21 hours per day. During extended trading hours, in the Asian and European time zones, electronic options trading has seen significant growth. We plan to build on this success in 2005. We will continue efforts to further develop liquidity during Asian market hours, as our customers abroad have asked us to make this a priority.

The CBOT’s new electronic trading platform allows for more industry standardization — its superior functionality made it possible for the CBOT in

December to begin hosting the electronic trading of the Kansas City Board of Trade, Minneapolis Grain Exchange and Winnipeg Commodity Exchange.

Now, the products of North America’s leading grain exchanges are all available on the same platform. We believe that our agreements with these three exchanges have the potential to grow the overall level of agricultural futures trading and drive efficiencies, ultimately benefiting both our customers and the entire industry.

As you well know, technology enhancements at the CBOT are not limited to our electronic trading platform – we are committed to applying cutting-edge technology to all aspects of the Exchange’s trading environment. Last month, we introduced Project Denali, an initiative to increase the efficiency of open auction trading at the CBOT. Empirical evidence and responses from end users indicate that this new technology, which features broker-to-broker match capabilities, is enhancing customer service by reducing the time window for processing and matching open outcry transactions.

Denali is also providing near real-time risk management through the innovative technology we introduced. In 2005, the CBOT’s goal is to fully implement Project Denali, with the technology seeing greater usage throughout the open auction floor. Our Board of Directors remains fully committed to this initiative.

The CBOT’s focus on technology is part of an overall push to deliver even better products and services to all market users. The Common Clearing Link with the Chicago Mercantile Exchange is another example of this ongoing priority. As you know, the CCL, which was implemented in 2004, reduced capital requirements for CBOT and CME market users by an estimated $1.8 billion in aggregate, exceeding even the highest initial expectations. The cross-margining benefits of the CCL are ongoing, and this advantage allows you and your customers to make the most efficient use of your trading capital.

Of course, the CCL has another benefit for the Exchange – a new stream of revenue based on clearing fees.

As much as we are enjoying the Exchange’s recent successes, your Board of Directors, management and staff understand that we cannot afford to become complacent in a world that is highly competitive. In 2004, the CBOT earned a distinct advantage over the competition with its superior technology – And we plan to take steps in 2005 to continue as a leader in this area.

One major planned technology initiative this year is the upgrade of our electronic trading platform. The upgrade will provide new functionality for market users, including expanded spread trading, stop order and order book management capabilities and enhancements to the operating system and architecture.

At the same time, the release is designed to ensure that we maintain the tremendous speed and flexibility for which our platform is now known.

In addition to improving the Exchange’s technology and clearing services, the CBOT also focused on introducing new, innovative products in 2004. This is an area we will continue to focus on in 2005.

Our approach to launching new products is very straightforward. First, we look for opportunities to capitalize on the CBOT’s existing, highly liquid contracts. Secondly, the Exchange conducts extensive industry research in order to design contracts that meet the needs of the marketplace.

Last year, the CBOT introduced its first 100 percent electronic options on futures product, mini-DowSM options.

The contract quickly gained momentum and developed significant liquidity – and open interest reached a high of more than 120,000 contracts in 2004.

The CBOT also launched all-electronic full-sized Gold and Silver futures, which complemented the Exchange’s successful mini-sized Precious Metals. The new contracts are the world’s first all-electronic Full-Sized Gold and Silver futures products, providing a transparent marketplace that is open 21 hours per day.

This year will be an extension of 2004’s efforts. Just last week the Exchange announced that it is expected to launch ethanol futures contracts on April 8. The Exchange sees significant growth potential in the ethanol market, which is projected to grow by 145 percent this year over levels in the year 2000.

Since corn is the primary component used in ethanol production, we believe that it makes good business sense for the CBOT to introduce ethanol futures. The contract is expected to meet the outstanding need for a transparent hedging mechanism for the ethanol industry.

Another major product launch in 2005 is CBOT South American soybeans. I am proud to note that I was able to personally play a role in the development of this contract, as I visited Brazil twice last year in order to meet with government officials and explore the possibility of a CBOT contract on the product.

The increase soybean production in South American, along with conversations with global producers and consumers of South American-grown soybeans, have convinced us that an efficient hedging and pricing mechanism is necessary for South American soy markets. The Exchange has long served as the world’s benchmark for soybean pricing, and a CBOT South American soybean futures contract is being designed to foster the Exchange’s tradition of serving in that leadership role. At the same time, this new contract will leverage the liquidity of our current Soybean complex.

The CBOT South American Soybean contract is one element of our overall business plan to expand the Exchange’s global presence. We were aggressive with our efforts last year, and you will see more initiatives targeted toward increasing global distribution of CBOT products in 2005.

For example, the Exchange launched a series of programs directed toward Europe last year in order to pursue electronic traders abroad and to encourage their participation in our markets. In the beginning of 2004, the CBOT launched a permit program to facilitate access to the Exchange from Europe. These proactive efforts yielded 24 new direct connections to our electronic trading platform from Europe. I am proud to note that today we have more European firms connected directly to the CBOT than ever before.

Within our outreach efforts, the CBOT is also constantly researching trends and seeking methods to capitalize on them. For example, in response to the growing proprietary trading community in Gibraltar, the Exchange installed a communications hub there in order to create efficient local access to CBOT markets.

This year, we will continue to pursue new customers in Europe, while doing everything possible to offer current customers the level of products and services they require.

Of course, our global outreach efforts do not stop with Europe. In 2005, Asia will also be an important focus for the Exchange. Right now, the CBOT has five Memoranda of Understanding with exchanges in the Pacific Rim. As exchanges there are seeing impressive expansions in volume, our goal is to realize the full potential of our MOUs – through products, marketing, and other avenues. Exchange management is meeting with a variety of Asian customers and exchange officials to explore opportunities for the CBOT to expand the distribution of its products.

All of these efforts – in technology, new products, and reaching out to customers globally – have helped the CBOT to prove it was up to the challenge of even the toughest competition.

Central to each and every one of our efforts was a focus on meeting customer needs and increasing member opportunities, and our expanding volume; solid financials and seat prices are the result of this hard work. I want to stress that in 2005, the Exchange’s priority is to build on the successes of last year. The new initiatives I mentioned are all designed with that intention.

I mentioned earlier, this is a very exciting time for us. As we move closer to a vote on demutualization, it is my priority to keep the membership informed about the details of the proposed transaction. For that reason, you will be receiving a question and answer document with answers to common questions about the proposal within a couple of weeks.

Further, we will hold two member meetings on March 10 and March 23, in order to address any outstanding questions about the demutualization plan and the subsequent April 14 vote.

Thank you again for your ongoing support, and for attending today. As I said earlier, this is an exciting time to be in this particular industry. The competition has never been greater. The opportunities have never been greater!

There are many varied interests within this organization that we are committed to serve. But the Board of Directors and Bernie Dan and his staff are committed first and foremost to making this the best Exchange in the world.

Thank you. —end—

CBOT Holdings, Inc. (“CBOT Holdings”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (“CBOT”), which has been declared effective by the SEC. CBOT members are urged to read the proxy statement and prospectus included within the Registration Statement on Form S-4 and distributed to CBOT members on or about February 17, 2005, as well as other documents that CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision.

CBOT members may obtain a free copy of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov.

The CBOT and its directors and executive officers and CBOT Holdings and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the CBOT members in connection with the restructuring transactions described herein. Information regarding the special interests of these directors and executive officers in the restructuring transactions will be included in the proxy statement and prospectus of CBOT Holdings described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.